

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

      Re: Unique Underwriters, Inc.
             Amendment No. 15 to Registration Statement on Form S-1
             Filed December 18, 2012
             File No. 333-172850

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence filed on December 18, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

1. We note that you disclose that, in addition to an annual salary of $130,000, Samuel Wolfe is entitled to a payment equal to five percent of the total revenue received by you during your fiscal year from all sources. Please add a risk factor that discusses the potential negative impacts of this provision on your business. Please include in this disclosure:

   - The fact that this payment is required regardless of your income;

   - That in the fiscal year ended June 30, 2012, you paid Mr. Wolfe $120,795 pursuant to this provision, but had a net loss of $624,724 and only $19,156 in assets as of June 30, 2012; and

- That this may be a conflict of interest for you and your business. For example, Mr. Wolfe will financially benefit from a transaction that involves a significant amount of revenue even if the transaction incurs more expenses than revenues and has a negative impact on your gross profit and income.

Statements of Cash Flows, page 34

2. You refer to a net loss in your statements of cash flows for the three months ended September 30, 2012. However, you realized net income of $7,673 for the three months ended September 30, 2012. Please revise the description of the line item so that it reflects net income/(losses) similar to your presentation in your statements of operations.

Note 7 – Going Concern and Uncertainty, page 41

3. You disclose that you were in a negative working capital position at September 30, 2012. Please also clarify that you had no assets and were in a book overdraft position as a result of issuing more checks than cash available on hand at September 30, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 58

4. You disclose that you had no cash on hand as of September 30, 2012. Please also clarify that you had no assets and were in a book overdraft position as a result of issuing more checks than cash available on hand at September 30, 2012.

Executive Compensation
Employment Agreements, page 62

5. Please expand your disclosure to disclose the material compensation terms of your employment agreement, as amended, including annual salary and the additional compensation payment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Bainbridge DeWeese
DeWeese & Associates
5844 Bedrock Drive
Plano, Texas 75093

Donald Mitchell Brown, Esq.
McMullen Associates LLC
10701 McMullen Creek Pkwy
Charlotte, NC 28226